Exhibit 99.1

Organigram’s Application for Judicial Review on Jolts Ingestible Extract Granted

TORONTO--(BUSINESS WIRE)--August 10, 2023--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI; NASDAQ: OGI), announced today that the Federal Court of Canada (the “Court”) has granted Organigram’s application for judicial review of a decision of Health Canada determining that the Edison Jolts lozenges (the “Products”) are to be classified as edible cannabis. The Court found there was a breach of procedural fairness by Health Canada. The matter is being remitted back to Health Canada for redetermination taking the Court’s reasons into consideration.

“We are pleased with the outcome of the hearing and look forward to Health Canada’s further review of our Jolts ingestible extract,” said Beena Goldenberg, CEO of Organigram. “Our unprecedented approach in this matter reaffirms our commitment to advocating for the matters that impact our industry the most as we strive to build a thriving legal cannabis sector capable of combatting the illicit market,” she concluded.

The Company launched the Products in August 2021 following significant research, development, and regulatory work. The Company remains of the view that the patent pending Products are properly classified as cannabis extracts and compliant with the Cannabis Regulations.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused edibles in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Holy Mountain, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Forward-Looking Information

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For Investor Relations enquiries:

Max Schwartz
Director of Investor Relations
investors@organigram.ca
Organigram

For Media enquiries:

Megan McCrae
Senior Vice President – Marketing and Communications
megan.mccrae@organigram.ca
Organigram